SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           FAMILY BARGAIN CORPORATION
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                    306889403
                      (CUSIP Number of Class of Securities)


                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
            (Name, Address and Telephone Number of Person Authorized)
                     to Receive Notices and Communications)


                                    Copy to:

                               Jesse R. Meer, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212) 704-0100

                                October 27, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

Check the following box if a fee is being paid with this Statement: (  )

SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 306889403                                            Page 2 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefield Small Cap Value Fund, Ltd.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       13-3688497

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            136,327
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             136,327
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        136,327 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.77%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN

--------------------------------------------------------------------------------

                              (Page 2 of 9 Pages)

SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 306889403                                            Page 3 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Not Applicable

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            65,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             65,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       65,000 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.32%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------

                              (Page 3 of 9 Pages)

SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 306889403                                            Page 4 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       13-3953291

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            76,673
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             76,673
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       76,673 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.56%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN

--------------------------------------------------------------------------------

                              (Page 4 of 9 Pages)

Item 1. Security and Issuer.

     This Statement relates to shares of the Common Stock, $0.01 par value per share (the "Shares"), of Family Bargain Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4000 Ruffin Road, San Diego, California 92123-1866.

Item 2. Identity and Background.

     (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"). The Partnership, the Fund and Partnership-I are sometimes referred to collectively as the "Wynnefield Group".

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and the Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus, Joshua Landes and Robert Melnick are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus, Mr. Landes and Mr. Melnick are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes, and Mr. Melnick, WCM, and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM, nor any of the entities comprising the Wynnefield Group has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Wynnefield Group entities purchased their Shares for the consideration shown in the following table:

                              (Page 5 of 9 Pages)

  Name                         Number of Shares       Consideration Paid
  ----                         ----------------       ------------------
Partnership                         136,327               $213,411.83

Partnership-I                        76,673                119,025.99

Fund                                 65,000                 98,562.50



     Such Shares were paid for from the working capital of each entity in the Wynnefield Group, each of which maintains an investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

     The Wynnefield Group acquired the Shares reported in Item 5 below for investment purposes. If the Wynnefield Group determines that the ownership of the Issuer's securities represent an attractive investment opportunity, they or any of them reserve the right to buy additional Shares with the understanding that neither such purchases nor the exercise of their rights as stockholders is intended as a "control" device with respect to the Issuer.

     Except as set forth above, the Wynnefield Group has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

     (a) As of the close of business on the date hereof, the Wynnefield Group beneficially owned a total of 278,000 Shares, the separate ownership of which is set forth in Item 3 of this Statement. Mr. Obus, Mr. Landes and Mr Melnick, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the Wynnefield Group. The Shares owned by the Wynnefield Group represent approximately 5.64% of the outstanding Shares of the Issuer, based on the 4,929,822 Shares reported as outstanding on August 22, 1997 in the Issuer's latest Quarterly Report on Form 10-Q.

     Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus, Mr. Landes and Mr.

                              (Page 6 of 9 Pages)

Melnick disclaim beneficial ownership of any Shares owned by the entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

     (b) Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the 278,000 Shares owned by the entities comprising the Wynnefield Group.

     (c) The entities in the Wynnefield Group made their purchases of Shares in the over-the-counter market as follows:


                                                      Number             Price
    Name                           Date              of Shares         Per Share
    ----                           ----              ---------         ---------
Partnership                  January 17, 1997          6,531            $2.0625

Partnership                  January 23, 1997          9,796            $2.0825

Partnership                  January 30, 1997          6,531            $2.0625

Partnership                  August 8, 1997            3,918            $1.7815

Partnership                  August 8, 1997            3,918            $1.7500

Partnership                  August 12, 1997          16,327            $1.8750

Partnership                  August 22, 1997           3,919            $1.4375

Partnership                  August 25, 1997           3,919            $1.3750

Partnership                  August 26, 1997          11,756            $1.3125

Partnership                  August 28,1997           23,512            $1.3750

Partnership                  September 29, 1997       19,200            $1.4375

Partnership                  October 20, 1997          7,200            $1.3125

Partnership                  October 22, 1997          4,800            $1.3125

Partnership                  October 23, 1997          4,800            $1.3125

Partnership                  October 27, 1997         10,200            $1.3125


                              (Page 7 of 9 Pages)

Partnership I                January 17, 19987         3,469            $2.0625

Partnership I                January 23, 1997          5,204            $2.0625

Partnership I                January 30, 1997          3,469            $2.0625

Partnership I                August 8, 1997            2,082            $1.7813

Partnership I                August 8, 1997            2,082            $1.7500

Partnership I                August 12, 1997           8,673            $1.8750

Partnership I                August 22,1997            2,081            $1.4375

Partnership I                August 25,1997            2,081            $1.3750

Partnership I                August 26, 1997           6,244            $1.3125

Partnership I                August 28, 1997          12,488            $1.3750

Partnership I                September 29, 1997       10,800            $1.4375

Partnership I                October 20, 1997          4,800            $1.3125

Partnership I                October 22, 1997          3,200            $1.3125

Partnership I                October 23,1997           3,200            $1.3125

Partnership I                October 27,1997           6,800            $1.3125


Fund                         August 13, 1997           6,000            $1.8125

Fund                         August 15, 1997           5,000            $1.8125

Fund                         August 19, 1997          10,000            $1.7500

Fund                         August 28, 1997           9,000            $1.3750

Fund                         September 16, 1997       10,000            $1.3750

Fund                         September 25, 1997        6,000            $1.4375

Fund                         September 29, 1997       14,000            $1.4375

Fund                         October 13, 1997          5,000            $1.2500


                              (Page 8 of 9 Pages)

     (d) Each of the entities comprising the Wynnefield Group as owners of the Shares covered by this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 3, 1997

                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                           By: Wynnefield Capital Management, LLC,
                               General Partner

                           By: /s/ Nelson Obus
                               ------------------------------------------
                               Nelson Obus, Managing Member

                           WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
                           By: Wynnefield Capital, Inc.

                               /s/ Nelson Obus
                               ------------------------------------------
                               Nelson Obus, President